DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 www.dlapiper.com T 212.335.4500 F 212.335.4501 1 August 27, 2024 U.S. Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program 100 F Street, N.E. Washington, D.C. 20549 Attention: Conlon Danberg Daniel Crawford Re: Progyny, Inc. Definitive Proxy Statement on Schedule 14A Filed April 12, 2024 File No. 001-39100 Ladies and Gentlemen: On behalf of our client, Progyny, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated August 15, 2024 (the “Comment Letter”), regarding the above-referenced filing (the “Schedule 14A”). We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of the comment provided by the Staff in the Comment Letter is included in the bold and numbered paragraph below, which corresponds to the numbered paragraph in the Comment Letter, and is followed by the Company’s response. Definitive Proxy Statement on Schedule 14A filed on April 12, 2024 Pay Versus Performance Table, page 44 1. Refer to the reconciliation table in footnotes 3 and 5 to your pay versus performance table. It is unclear what amounts are reflected in the row titled “Plus/Less, year-over-year change in fair value of equity awards granted in prior years that vested in the year” and “Plus/Less, average year-over-year change in fair value of equity awards granted in prior years that vested in the year.” Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the “year-over-year” change in value. Please ensure that your table headings reflect the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise the two table row headings under the footnotes to its pay versus performance table in its future filings with the SEC to provide further clarity on the valuation of the amounts reflected in the reconciliation table as follows: Footnote 3: Current Row Heading: “Plus/Less, year-over-year change in fair value of equity awards granted in prior years that vested in the year” Modified Row Heading: “ Plus/Less, change in fair value from the end of the prior fiscal year to the vesting date of equity awards granted in prior years that vested in the year” Footnote 5: Current Row Heading: “Plus/Less, average year-over-year change in fair value of equity awards granted in prior years that vested in the year” Modified Row Heading: “ Plus/Less, average change in fair value from the end of the prior fiscal year to the vesting date of equity awards granted in prior years that vested in the year” The Company respectfully advises the Staff that the amounts included in the aforementioned rows in the reconciliation table in footnotes 3 and 5 to its pay versus performance table are correct and consistent with the calculations as required under Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K. The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions regarding the matters discussed above, please contact me at (202) 799-4242 or via email at rita.patel@us.dlapiper.com. Very truly yours, /s/ Rita Patel Rita Patel cc: Peter Anevski, Progyny, Inc.